

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2020

Melvin C. Payne
Chief Executive Officer
Carriage Services, Inc.
3040 Post Oak Blvd., Suite 300
Houston, Texas 77056

      Re: Carriage Services, Inc.
           Registration Statement on Form S-3
           Filed June 2, 2020
           File No. 333-238862

Dear Mr. Payne:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Scott Anderegg, Staff Attorney at 202-551-3342 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Trade & Services